08029123

UNITED STATES
SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DELAER: Residential Funding Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Meridian Crossing, Suite 100
Minneapolis, MN 55432

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Richter 952-857-7217

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, NY 10017

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Residential Funding Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard Richter, Chief Financial Officer

Notary Public

DEBRA M. OBRIEN
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Residential Funding Securities, LLC

A wholly owned subsidiary of Residential Funding Company, LLC

Statement of Financial Condition
December 31, 2007
Filed Pursuant to 17a-5(e)(3) as a Public Document

Residential Funding Securities, LLC
Index
December 31, 2007

Page(s)

Facing Page and Oath or Affirmation

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of Residential Funding Securities, LLC
(a wholly owned subsidiary of Residential Funding Company, LLC)

We have audited the accompanying statement of financial condition of Residential Funding Securities, LLC (the "Company") as of December 31, 2007. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Residential Funding Securities, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The Company is a wholly owned subsidiary of Residential Funding Company, LLC and, as disclosed in the financial statement, has extensive transactions and relationships with Affiliates. The financial results of the Company are not necessarily indicative of those which would have occurred had the Company operated independently.

PricewaterhouseCoopers LLP

February 28, 2008

Residential Funding Securities, LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	2,874,242
Cash segregated under federal regulations		6,000,000
Receivable from brokers and dealers		3,451,882
Receivable from customers		56,346,871
Receivable from Affiliates		398,702
Trading securities owned, at estimated fair value		196,669,588
Trading securities purchased under agreements to resell		14,527,397
Derivative financial instruments		(237,770)
Accrued interest receivable		1,478,702
Deposits with clearing organizations		4,436,169
Total assets	$	285,945,782
Liabilities and Equity		
Liabilities		
Payable to brokers and dealers	$	661,828
Payable to customers		58,216,626
Payable to Affiliates		627,318
Trading securities sold, not yet purchased, at estimated fair value		14,470,859
Trading securities sold under agreements to repurchase		43,156,000
Other liabilities		425,168
Total liabilities		117,557,799
Subordinated liabilities with Affiliates		100,000,000
Equity		
Member's interest		34,500,966
Retained earnings		33,887,018
Total equity		68,387,983
Total liabilities and equity	$	285,945,782

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of Business

Residential Funding Securities, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Residential Funding Company, LLC ("RFC" or "Parent"). RFC is a wholly owned subsidiary of GMAC-RFC Holding Company, LLC, which is a wholly owned subsidiary of Residential Capital, LLC ("ResCap"), which is a wholly owned subsidiary of GMAC Mortgage Group, LLC, which is a wholly owned subsidiary of General Motors Acceptance Corporation ("GMAC"). Effective June 1, 2006, the Company converted to a limited liability company ("LLC") under the laws of the State of Delaware.

The Company underwrites, distributes and provides capital market liquidity for mortgage-backed and mortgage-related asset-backed securities sold by Affiliates to both institutional investors and financial institutions. In addition, the Company regularly trades mortgage-backed securities, asset-backed securities and other fixed income securities with brokers, dealers and institutional investors for the Company's account.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term highly liquid investments with original maturities of 90 days or less.

Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash that has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from and Payable to Brokers and Dealers and Customers

The Company's mortgage-backed, asset-backed and other fixed income security transactions are recorded on a trade date basis. The amounts receivable from and payable to brokers and dealers and institutional customers result from delivery-versus-payment transactions.

Trading Securities Owned and Sold, Not Yet Purchased

The Company owns mortgage-backed securities and asset-backed securities held for trading. These securities are recorded on trade date and carried at estimated fair value with unrealized gains and losses recorded in the statement of operations. Fair value is estimated based on a combination of information obtained from recent comparable sales of securities, indications from dealers, anticipated prices based on activity in the market and discounted cash flow analyses.

Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

The Company enters into repurchase agreements with various counterparties in order to finance certain securities. Under the repurchase agreements, the counterparties have agreed to resell to the Company either the same or a similar security upon maturity of the agreement. U.S. Treasury securities purchased under agreements to resell and mortgage-backed, asset-backed and U.S. Treasury securities sold under agreements to repurchase are treated as collateralized financing

transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, plus accrued interest.

Income Taxes
In November 2006, the Company elected to be treated as a limited liability company for federal tax purposes. As a result of this election, the Company is taxed as a partnership and is no longer subject to federal and certain state income tax. For any state that imposes income tax on limited liability companies, the Company provides for those state filings on a stand-alone basis.

Fair Value of Financial Instruments
The financial instruments of the Company are reported on the statement of financial condition at market or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Use of Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses. The Company's estimates and assumptions primarily arise from risks and uncertainties associated with credit exposure, interest rate volatility and regulatory changes. Future changes in market trends and conditions may occur which could cause actual results to differ materially from the estimates used in preparing the accompanying financial statements.

Risks and Uncertainties
In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions. If the transactions do not settle because of failure to perform by the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contracted amount of the transaction. The Company does not anticipate nonperformance because the counterparties to these transactions are generally sophisticated institutional investors. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Recently Issued Accounting Standards
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value, and therefore, does not expand the use of fair value in any new circumstance. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an arm's length transaction between market participants, in the markets where we conduct business. SFAS No. 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets and the lowest

priority to data lacking transparency. The level of reliability of inputs utilized for fair value calculations drives the extent of disclosure requirements of the valuation methodologies used under the standard. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS No. 157 are required to be applied prospectively, except for certain financial instruments for which the standard should be applied retrospectively. The Company adopted SFAS No. 157 on January 1, 2008 on a prospective basis. This included inventorying all items recorded at fair value and where necessary, modifying valuation models in accordance with SFAS No. 157. There was no impact to the Company as a result of the adoption of SFAS No. 157.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which supplements Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is more-likely-than-not to be sustained solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. As of the adoption date, the Company had no uncertain tax positions. Consequently, the adoption of this interpretation had no impact on retained earnings. There have been no changes to this position during the year ended December 31, 2007.

3. Receivable from and Payable to Brokers and Dealers

Amounts receivable from/payable to brokers and dealers at December 31, 2007, consist of the following:

	Receivable	Payable
Receivable from/payable to brokers and dealers	$ 781,709	$ 65,975
Securities failed-to-deliver/receive	-	-
Underwriting fees receivable	107,789	-
Other	2,562,384	595,853
	$ 3,451,882	$ 661,828

4. Receivable from and Payable to Customers

Amounts receivable from/payable to customers at December 31, 2007, consist of the following:

	Receivable	Payable
Receivable from/payable to customers	$ 56,346,871	$ 58,216,626
Securities failed-to-deliver/receive	-	-
	$ 56,346,871	$ 58,216,626

5. Trading Securities Owned and Sold, Not Yet Purchased

Trading securities owned and sold, not yet purchased, at estimated fair value are as follows:

	Owned	Sold, Not Yet Purchased
Agency mortgage-backed securities	$ 169,861,206	$ -
Private-label mortgage- and asset-backed securities	26,808,382	-
U.S. Treasury securities	-	(14,470,859)
	$ 196,669,588	$ (14,470,859)

6. Trading Securities Purchased Under Agreements to Resell and Sold Under Agreements to Repurchase

At December 31, 2007, the market value of trading securities purchased under agreements to resell was $14,470,859. The market value of trading securities sold under agreements to repurchase was $44,618,465.

Resell and repurchase agreements are collateralized by U.S. Treasury securities or various mortgage-backed and asset-backed securities. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2007, the Company had net capital of $129,683,471, which was $129,433,471 in excess of its required net capital of $250,000.

8. Affiliate Transactions

Amounts payable to Affiliates at December 31, 2007, relate to unsettled funds associated with intercompany borrowings and certain other transactions with Affiliates.

The Company has also entered into a loan agreement with RFC which provides RFC the ability to borrow funds from the Company on a limited short-term basis. All outstanding amounts pursuant to this loan agreement accrue interest at a floating rate per annum equal to the greater of the short-term commercial paper rate or RFC's average cost of funds. This loan agreement with RFC matured on March 25, 2007, and was automatically renewed for another year, per the agreement.

Activity in 2007 consisted of the following: On January 3, 2007, RFC paid down a $100,000,000 balance that carried over from year-end 2006. On June 28, 2007, RFC borrowed $75,000,000 from the Company and later made repayment in accordance with the terms of the loan agreement. As of December 31, 2007, there was no outstanding balance related to this loan agreement.

At December 31, 2007, the Company had $100,627,318 of borrowings outstanding from its Affiliates, including $100,000,000 of subordinated debt (Note 9). Outstanding borrowings accrue interest at a floating rate equal to RFC's average cost of funds. At December 31, 2007, the interest rate was 8.02% and the weighted average interest rate during the year was 7.54%.

The Company routinely enters into security transactions with Affiliates. As of December 31, 2007, the Company did not have any unsettled security purchases with Affiliates.

During 2006, the Company underwrote approximately $10.3 billion of mortgage-backed and asset-backed securities issued by its Affiliates.

RFC provides the Company with all administrative and trading personnel, as well as various other administrative services, including equipment rental, data processing, maintenance and other corporate services. An Expense Sharing Agreement has been executed between the Company and RFC. As detailed in the agreement, expenses estimated to reflect all operating expenses related to the business of the Company are allocated by RFC to the Company. This agreement may be amended from time to time by a signed memorandum between the entities.

9. Subordinated Liabilities

At December 31, 2007, the Company has two subordinated debt agreements with RFC, totaling $100,000,000, which satisfy the provisions of Appendix D of Securities Exchange Act Rule 15c3-1. These agreements were approved by NASD Regulation, Inc. and are therefore allowable in the Company's net capital computation. The first subordinated debt agreement was entered into during 2005, totaled $50,000,000 and matures on April 30, 2008. The second subordinated debt agreement was entered into during 2006, totaled $50,000,000 and matures on April 30, 2009.

The Company's outstanding borrowings accrue interest at a floating rate equal to RFC's average cost of funds. At December 31, 2007, the interest rate on borrowings was 8.02%, and the weighted average interest rate during the year was 7.54%. The carrying value of the subordinated debt approximates fair value.

10. Derivative Financial Instruments

The Company utilizes a variety of derivative and other financial instruments for trading purposes and to manage interest rate risk. Risks arise from the potential fluctuations of interest rates during the term of these contracts. These are liquid instruments that are actively traded in the marketplace.

At December 31, 2007, the notional amount (which does not represent the amount at risk), the carrying amount and the fair market value of the Company's derivative financial instruments that are used for risk management purposes are summarized below. The Company does not apply hedge accounting to the derivatives.

	Notional Amount	Carrying Amount	Fair Value
Mandatory forward delivery and purchase commitments	$ 71,000,000	$ 70,742	$ 70,742
Futures	61,500,000	(308,513)	(308,513)
			$ (237,770)

END